# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Full Truck Alliance Co. Ltd., CIK 0001838413
CUSIP: 35969L108
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing Jiangsu, China (F4), 210012
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-040003
Filed by CIK 0001731509

## Reporting persons
- SB Investment Advisers (UK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,861,378,589; sole dispositive power 0; shared dispositive power 1,861,378,589; aggregate amount beneficially owned 1,861,378,589 (9.9% of the class)
- SoftBank Vision Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 1,861,378,589; sole dispositive power 0; shared dispositive power 1,861,378,589; aggregate amount beneficially owned 1,861,378,589 (9.9% of the class)
- SVF Holdings (UK) LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,861,378,589; sole dispositive power 0; shared dispositive power 1,861,378,589; aggregate amount beneficially owned 1,861,378,589 (9.9% of the class)
- SVF Holdings (Singapore) Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,861,378,589; sole dispositive power 0; shared dispositive power 1,861,378,589; aggregate amount beneficially owned 1,861,378,589 (9.9% of the class)
- SVF Truck (Singapore) Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,861,378,589; sole dispositive power 0; shared dispositive power 1,861,378,589; aggregate amount beneficially owned 1,861,378,589 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Full Truck Alliance Co. Ltd.
Address of issuer's principal executive offices: Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing Jiangsu, F4, 210012

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

SB Investment Advisers (UK) Limited ("SBIA UK")
SoftBank Vision Fund L.P.
SVF Holdings (UK) LLP
SVF Holdings (Singapore) Pte. Ltd.
SVF Truck (Singapore) Pte. Ltd.
Address of principal business office or, if none, residence: The address for each of SBIA UK and SVF Holdings (UK) LLP is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for SoftBank Vision Fund L.P. is Aztec Group House, IFC 6, The Esplanade, St Helier, Jersey JE4 0QH. The address for each of SVF Holdings (Singapore) Pte. Ltd. and SVF Truck (Singapore) Pte. Ltd. is 138 Market Street #27-01A, Capitagreen, Singapore 048946.
Citizenship: SBIA UK and SVF Holdings (UK) LLP are organized under the laws of England and Wales. SoftBank Vision Fund L.P. is organized under the laws of Jersey. Each of SVF Holdings (Singapore) Pte. Ltd. and SVF Truck (Singapore) Pte. Ltd. is organized under the laws of Singapore.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Class A Ordinary Shares of the Issuer as of March 31, 2025, based upon 18,786,018,412 Class A Ordinary Shares outstanding as of December 31, 2024, as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2025.

SVF Truck (Singapore) Pte. Ltd. is the record holder of (i) 1,720,606,089 Class A Ordinary Shares and (ii) 140,772,500 Class A Ordinary Shares represented by 7,038,625 American Depositary Shares ("ADSs") of the Issuer. Each ADS represents 20 Class A Ordinary Shares.

SoftBank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Holdings (Singapore) Pte. Ltd., which is the sole owner of SVF Truck (Singapore) Pte. Ltd.

SBIA UK has been appointed as alternative investment fund manager ("AIFM") of SoftBank Vision Fund L.P. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund L.P.'s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.
Percent of class: 9.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,861,378,589
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,861,378,589

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SB Investment Advisers (UK) Limited: /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (05/14/2025)
- SoftBank Vision Fund L.P.: By: SB Investment Advisers (UK) Limited, its Manager, /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (05/14/2025)
- SVF Holdings (UK) LLP: By: SoftBank Vision Fund L.P., its Managing Member, By: SB Investment Advisers (UK) Limited, its Manager, /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (05/14/2025)
- SVF Holdings (Singapore) Pte. Ltd.: /s/ Martin O'Regan, Martin O'Regan, Director (05/14/2025)
- SVF Truck (Singapore) Pte. Ltd.: /s/ Martin O'Regan, Martin O'Regan, Director (05/14/2025)